UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  April 7, 2014

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Great-West Funds, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road, Greenwood Village, CO 80111
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April 7, 2014

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated April 7, 2014, on our examination of the investment portfolios of the Great-West Funds, Inc. as of the close of business on December 31, 2013.
Great-West Stock Index Fund
Great-West S&P SmallCap 600 Index Fund
Great-West S&P 500 Index Fund
Great-West S&P MidCap 400 Index Fund
Great-West International Index Fund
      Great-West Aggressive Profile Fund I
      Great-West Conservative Profile Fund I
      Great-West Moderate Profile Fund I
      Great-West Moderately Aggressive Profile Fund I Great-West Moderately Conservative Profile Fund I Great-West Aggressive Profile Fund II
      Great-West Conservative Profile Fund II
      Great-West Moderate Profile Fund II
      Great-West Moderately Aggressive Profile Fund II Great-West Moderately Conservative Profile Fund II Great-West SecureFoundation Balanced Fund
      Great-West SecureFoundation Lifetime 2015 Fund Great-West SecureFoundation Lifetime 2020 Fund Great-West SecureFoundation Lifetime 2025 Fund Great-West SecureFoundation Lifetime 2030 Fund Great-West SecureFoundation Lifetime 2035 Fund Great-West SecureFoundation Lifetime 2040 Fund Great-West SecureFoundation Lifetime 2045 Fund Great-West SecureFoundation Lifetime 2050 Fund Great-West SecureFoundation Lifetime 2055 Fund Great-West Lifetime 2015 Fund I
      Great-West Lifetime 2015 Fund II
      Great-West Lifetime 2015 Fund III
      Great-West Lifetime 2025 Fund I
      Great-West Lifetime 2025 Fund II
      Great-West Lifetime 2025 Fund III
      Great-West Lifetime 2035 Fund I
      Great-West Lifetime 2035 Fund II
      Great-West Lifetime 2035 Fund III
      Great-West Lifetime 2045 Fund I
      Great-West Lifetime 2045 Fund II
      Great-West Lifetime 2045 Fund III
      Great-West Lifetime 2055 Fund I
      Great-West Lifetime 2055 Fund II
Great-West Lifetime 2055 Fund III


Very truly yours,





Bryan J. Morris
Partner







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Great-West Funds, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
Great-West Stock Index Fund, Great-West S&P SmallCap 600 Index
Fund, Great-West S&P 500 Index Fund, Great-West S&P MidCap
400 Index Fund, Great-West International Index Fund, Great-
West Aggressive Profile Fund I, Great-West Conservative
Profile Fund I, Great-West Moderate Profile Fund I, Great-West
Moderately Aggressive Profile Fund I, Great-West Moderately
Conservative Profile Fund I, Great-West Aggressive Profile
Fund II, Great-West Conservative Profile Fund II, Great-West
Moderate Profile Fund II, Great-West Moderately Aggressive
Profile Fund II, Great-West Moderately Conservative Profile
Fund II, Great-West SecureFoundation Balanced Fund, Great-West
SecureFoundation Lifetime 2015 Fund, Great-West
SecureFoundation Lifetime 2020 Fund, Great-West
SecureFoundation Lifetime 2025 Fund, Great-West
SecureFoundation Lifetime 2030 Fund, Great-West
SecureFoundation Lifetime 2035 Fund, Great-West
SecureFoundation Lifetime 2040 Fund, Great-West
SecureFoundation Lifetime 2045 Fund, Great-West
SecureFoundation Lifetime 2050 Fund, Great-West
SecureFoundation Lifetime 2055 Fund, Great-West Lifetime 2015
Fund I, Great-West Lifetime 2015 Fund II, Great-West Lifetime
2015 Fund III, Great-West Lifetime 2025 Fund I, Great-West
Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund III,
Great-West Lifetime 2035 Fund I, Great-West Lifetime 2035 Fund
II, Great-West Lifetime 2035 Fund III, Great-West Lifetime
2045 Fund I, Great-West Lifetime 2045 Fund II, Great-West
Lifetime 2045 Fund III, Great-West Lifetime 2055 Fund I,
Great-West Lifetime 2055 Fund II, and Great-West Lifetime 2055
Fund III (each a "Fund", collectively the "Funds") of the
Great-West Funds, Inc. complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of December 31, 2013. Management is
responsible for each Fund's compliance with those
requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on
our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included
examining on a test basis, evidence about the Funds'
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of December 31, 2013, and with respect to
agreement of security purchases and sales, for the period from
November 30, 2013 (the date of our last examination) through
December 31, 2013:
1.	Confirmation of all securities held by the foreign sub-
custodians and the Depository Trust Company (DTC) in book
entry form. We have confirmed the securities held by the
foreign sub-custodians and DTC as of December 31, 2013.
2.	Reconciliation of all such securities to the books and records of Funds and the Bank of New York (the "Custodian").
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records.

4.	Agreement of one security purchases and one security sales or maturities per Fund since our last report from the books and records of the Funds to broker confirmations.

5.	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that each of the Funds of the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of December 31, 2013, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Great-West Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


April 7, 2014

MANAGEMENT  STATEMENT REGARDING COMPLIANCE
WITH CERTAIN PROVISIONS OF THE INVESTMENT  COMPANY ACT OF
1940


We, as members of management of Great-West Stock Index Fund, Great-West S&P SmallCap 600 Index Fund, Great-West S&P 500 Index Fund, Great-West S&P MidCap 400 Index Fund, Great-West International Index Fund, Great-West Aggressive Profile Fund I, Great West Conservative Profile Fund I, Great-West
Moderate Profile Fund I, Great-West Moderately Aggressive Profile Fund I, Great-West Moderately Conservative Profile Fund I, Great-West Aggressive Profile Fund II, Great-West Conservative Profile Fund II, Great-West Moderate Profile Fund II, Great-West Moderately Aggressive Profile Fund II, Great-West Moderately Conservative Profile Fund II, Great-West SecureFoundation Balanced Fund, Great-West SecureFoundation Lifetime 2015 Fund, Great-West SecureFoundation Lifetime 2020 Fund, Great-West SecureFoundation Lifetime 2025 Fund, Great-West SecureFoundation Lifetime 2030 Fund, Great-West SecureFoundation Lifetime 2035 Fund, Great-West SecureFoundation Lifetime 2040 Fund, Great-West SecureFoundation Lifetime 2045 Fund, Great-West SecureFoundation Lifetime 2050 Fund, Great-West SecureFoundation Lifetime 2055 Fund, Great-West Lifetime 2015 Fund I, Great-West Lifetime 2015 Fund II, Great-West Lifetime 2015 Fund III, Great-West Lifetime 2025 Fund I, Great-West Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund III, Great-West Lifetime 2035 Fund I, Great-West Lifetime 2035 Fund II, Great-West Lifetime 2035 Fund III, Great West Lifetime 2045 Fund I, Great-West Lifetime 2045 Fund II, Great-West Lifetime 2045 Fund III, Great-West Lifetime 2055 Fund I, Great-West Lifetime 2055 Fund II, and Great West Lifetime
2055 Fund III (each a "Fund", collectively the "Funds") of the Great-West Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of each ofthe Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31,2013 and from November
30,2013 (the date of your last examination) through December
31, 2013.

Based on this evaluation, we assert that each of the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31,2013, and from November 30,2013 (the date of your last examination)

through December 31, 2013, with respect to securities reflected in the investment accounts of the Funds.






Great-West Funds, Inc.

By:






Mitchell Graye
President and Chief Executive Officer








Mary Mai     .
Chief Financial Officer and Treasurer







er and Chief Legal Counsel



April 7, 2014

April 7, 2014

Deloitte & Touche LLP
555 Seventeenth Street, Suite 3600
Denver, Colorado  80202


GREAT-WEST
FINANCIAL



We are providing this letter in connection with your examination of management's assertion as contained in management statement regarding compliance with certain provisions of the
Investment Company Act of 1940 dated April 7, 2014 that the
Great-West Funds, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of December 31, 2013 for the portfolios attached in Appendix A
(each a "Fund", collectively the "Funds").


We confinn, to the best of our knowledge and belief as of April 7, 2014 the following representations made to you during your examinations:

1.	We are responsible for complying with the requirements of
subsections (b) and (c) of
Rule 17f-2, "Custody of Investments by Registered Management
Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31,
2013 and from November 30, 2013 (the date of your last examination) through
December 31,2013.

2.	Based on this evaluation, we assert that the Funds were in
compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2013 and for the period from November 30, 2013 (the date of your last examination) through December 31, 2013 with respect to securities reflected in the investment accounts of the Funds.

3.	We have made available to you all records documentation
and related compliance with
the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act  of1940.

4.	Other than the letter dated June 11, 2013, there have been
no communications from
regulatory agencies, such as the Securities and Exchange
Commission (SEC) or the
Internal Revenue Service, concerning noncompliance with or deficiencies in financial reporting practices, nor concerning noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 and the rules and regulations thereunder.

5.	There has been no fraud or possible irregularities
involving:

a.	Management

b.	Employees who have significant roles in internal control
over compliance; or

c.	Others where the fraud could have a material effect on
management's assertion on
compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940.

6.	There are no unasserted claims or assessments that legal
counsel has advised us are
probable of assertion and must be disclosed in accordance with Financial Accounting
Standards Board (FASB) Accounting Standards Codification (ASC)
450,
Contingencies.

7.	The Funds have complied with the provisions of the
Investment Company Act of 1940
and the rules and regulations thereunder, and with the provisions of its prospectus and the requirements ofthe various Blue Sky laws under which the Funds operate.

8.	We also advise you that, to the best of our knowledge and
belief that each of the Funds
have complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 and the rules and regulations thereunder.

9.	We have responded fully to your inquiries.

10.	We have no knowledge of any significant matters that are
contrary to your findings.






Mitchell Graye
President and Chief Executive Officer








Chief Financial Officer and Treasurer







er and Chief Legal Counsel






Appendix A
Great-West Stock Index Fund
Great-West SmatiCap 60000  Index Fund
Great-West S&P 50000 Index Fund
Great-West S&P MidCap 40000 Index Fund
Great-West International  Index Fund
Great-West Aggressive Profile Fund I Great-
West Conservative Profile Fund I Great-West
Moderate Profile Fund I
Great-West Moderately Aggressive Profile Fund I Great-
West Moderately Conservative Profile Fund I Great-West
Aggressive Profile Fund II
Great-West Conservative Profile Fund II
Great-West Moderate Profile Fund II
Great-West Moderately Aggressive Profile Fund II
Great-West Moderately Conservative Profile Fund II
Great-West Lifetime 2015 Fund I
Great-West Lifetime 2015 Fund II
Great-West Lifetime 2015 Fund III
Great-West Lifetime 2025 Fund I
Great-West Lifetime 2025 Fund II
Great-West Lifetime 2025 Fund III
Great-West Lifetime 2035 Fund I
Great-West Lifetime 2035 Fund II
Great-West Lifetime 2035 Fund III
Great-West Lifetime 2045 Fund I
Great-West Lifetime 2045 Fund II
Great-West Lifetime 2045 Fund III
Great-West Lifetime 2055 Fund I
Great-West Lifetime 2055 Fund II
Great-West Lifetime 2055 Fund III
Great-West SecureFoundation 00 Balanced Fund
Great-West SecureFoundation 00 Lifetime 2015 Fund
Great-West SecureFoundation 00 Lifetime 2020 Fund
Great-West SecureFoundation 00 Lifetime 2025 Fund






Great-West SecureFoundation40 Lifetime 2030 Fund
Great-West SecureFoundation 40  Lifetime 2035 Fund
Great-West SecureFoundation 40 Lifetime 2040 Fund
Great-West SecureFoundation40 Lifetime 2045 Fund
Great-West  SecureFoundation 40  Lifetime 2050 Fund
Great-West SecureFoundation 40  Lifetime 2055 Fund